Exhibit 99.5

REDCO Mining Consultants	Page 1

CONSENT OF QUALIFIED PERSON

I, Enrique Rubio, Ph. D., consent to the public filing of the technical report titled, “NI 43-101 Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico” dated August 21, 2018, with an effective date of October 31, 2017 (the “Technical Report”) by Sierra Metals Inc. (the “Company”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s press release dated July 9, 2018 (the “July Press Release”) and the related material change report of the Company dated July 19, 2018 (the “MCR”).

I confirm that I have read the July Press Release and the MCR filed by the Company and they fairly and accurately represent the information in the part of the Technical Report for which I am responsible.

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REDCO Mining Consultants	Page 2

Dated this 23rd day of August, 2018.

“Enrique Rubio”

Enrique Rubio, Ph.D.